7-1-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2002 Commission File Number 1-8481

BCE Inc.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

BCE Inc. hereby files a material change report dated July 8, 2002 concerning a public announcement made by BCE Inc. on June 28, 2002. This Form 6-K is incorporated by reference in the registration statement filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 on October 16, 2000 (Registration No. 333-12780), under Form S-8 on November 1, 2000 (Registration No. 333-12802) and under Form S-8 on November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE Inc.'s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.'s Web site or any other site on the World Wide Web referred to in BCE Inc.'s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

MATERIAL CHANGE REPORT

Section 146 of the *Securities Act* (Alberta)
Section 85 of the *Securities Act* (British Columbia)
Section 76 of *The Securities Act, 1990* (Newfoundland)
Section 81 of the *Securities Act* (Nova Scotia)
Section 75 of the *Securities Act* (Ontario)
Section 84 of *The Securities Act, 1988* (Saskatchewan)

Item 1 – Reporting Issuer

The name of the reporting issuer is BCE Inc. ("BCE"), the head office of which is located at 1000 de La gauchetière West, Suite 3700, Montréal, Québec, H3B 4Y7.

Item 2 – Date of Material Change

June 28, 2002

Item 3 – Press Release

A press release announcing the material change was issued by BCE on June 28, 2002 in Montréal, Québec. A copy of the press release (which includes the backgrounder) is annexed hereto and forms an integral part hereof.

Item 4 – Summary of Material Change

On June 28, 2002, BCE announced that it had reached a negotiated agreement with SBC Communications Inc. ("SBC") of San Antonio, Texas, that will lead to the repurchase of SBC's indirect 20% interest in Bell Canada for approximately CDN$6.32 billion.

Item 5 – Full Description of Material Change

Prior to the implementation of the arrangements described below, Ameritech Canada Business Trust ("Ameritech Trust"), an entity controlled by SBC, held a 20% interest in Bell Canada through its ownership of shares (the "BCH Shares") of Bell Canada Holdings Inc. ("BCH"). The remaining 80% of the outstanding BCH Shares was held by BCE. On June 28, 2002, BCE, BCH and entities controlled by SBC entered into agreements that will lead to the repurchase of SBC's indirect 20% interest in Bell Canada for approximately CDN$6.32 billion.

Pursuant to a unanimous shareholders' agreement relating to BCH (the "Shareholders' Agreement"), at any time from July 1, 2002 until December 31, 2002, and at any time from July 1, 2004 until December 31, 2004, BCE had the option to purchase all of Ameritech Trust's BCH Shares and Ameritech Trust had the option to sell all of its BCH Shares to BCE, in each case at the fair market value of the BCH Shares multiplied by 1.25.

Pursuant to a repurchase agreement dated June 28, 2002 (the "Repurchase Agreement") between BCH, Ameritech Trust and Ameritech International, Inc. ("Ameritech"), BCH purchased for cancellation 41,988,600 BCH Shares from Ameritech Trust (representing approximately 4.2% of the outstanding BCH Shares) for a purchase price of CDN$1,326,000,000 (CDN$31.58 per share). The purchase price was satisfied by the delivery of interest-bearing promissory notes of BCH to Ameritech Trust in the aggregate principal amount of CDN$1,326,000,000 due July 15, 2002 (the "BCH Promissory Notes"). On July 15, 2002, pursuant to the Transaction Agreement (as defined below) Ameritech Trust will acquire by way of private placement, CDN$250,000,000 of common shares of BCE (the "BCE Shares"). The proceeds from such share subscription will be used to partially fund the repayment of the BCH Promissory Notes.

Pursuant to a transaction agreement dated June 28, 2002 (the "Transaction Agreement") between BCE, Ameritech and Ameritech Trust and the Shareholders' Agreement, as amended by an amending agreement dated June 28, 2002 (the "Amended Shareholders' Agreement"), the parties agreed that BCE has the option (the "BCE Option") to purchase the remaining 158,011,400 BCH Shares held by Ameritech Trust (the "Remaining BCH Shares") and Ameritech Trust has the option (the "Ameritech Option") to sell the Remaining BCH Shares to BCE, in each case at an aggregate price of CDN$4,990,000,000 (CDN$31.58 per share). The parties agreed that the BCE Option could only be exercised during the period beginning on October 15, 2002 and ending on November 15, 2002 and the Ameritech Option could only be exercised during the period beginning on January 3, 2003 and ending on February 3, 2003. BCE will exercise the BCE Option within the prescribed period and the closing for the purchase and sale of the Remaining BCH Shares upon the exercise of the BCE Option will take place on or before January 3, 2003 (the "Closing Date"), at BCE's discretion. The Transaction Agreement provides that the purchase price for the Remaining BCH Shares to be purchased by BCE upon the exercise of the BCE Option or the Ameritech Option may be satisfied by BCE, all as to be specified by BCE to SBC, in the following manner:

- as to an amount up to CDN$2,192,000,000, by the issuance to Ameritech Trust of US dollar denominated interest-bearing promissory notes of BCE maturing 18 months after the date of issuance (the "Long Term Notes");
- as to an amount up to CDN$350,000,000, by the issuance to Ameritech Trust of a US dollar denominated interest-bearing promissory note of BCE maturing seven months after the date of issuance, provided that BCE may elect to convert the principal amount of such note into Long Term Notes;
- as to an amount up to CDN$650,000,000, by the issuance to Ameritech Trust of a US dollar denominated interest-bearing promissory note of BCE maturing three months after the date of issuance, provided that BCE may elect to convert the principal amount of such note into Long Term Notes;
- as to an amount up to CDN$250,000,000, by the issuance to Ameritech Trust of BCE Shares; and
- as to the balance, by cash payment from BCE to Ameritech Trust.

Prior to the Closing Date, under the Amended Shareholders' Agreement, Ameritech Trust, as holder of the Remaining BCH Shares, will continue to have consultation rights and the right to nominate directors but will no longer have any veto rights. On the Closing Date, the Amended Shareholders' Agreement will be terminated.

In October 1999, BCH issued to Ameritech Trust CDN$314,000,000 principal amount of Convertible Series B Preferred Securities of BCH (the "Series B Securities") in connection with the financing of the privatization by Bell Canada of Bell Mobility. Pursuant to the Transaction Agreement, BCE agreed to purchase the Series B Securities from Ameritech Trust on December 31, 2004 (or such earlier date as may be specified by BCE) for a purchase price of CDN$314,000,000 plus the amount of all accrued and unpaid coupon amounts on the Series B Securities.

In connection with the arrangements described above, on June 28, 2002 BCH granted to Ameritech Trust an option (the "BCH Option") to purchase from BCH such number of BCH Shares such that Ameritech Trust will own 20% of the BCH Shares outstanding on a fully diluted basis after the exercise of the BCH Option (the "BCH Option Shares") at an exercise price of $39.475 per share. The BCH Option is exercisable from June 28, 2002 until the 80th day after the earlier of (i) the day on which notice of exercise of the BCE Option or the Ameritech Option is given and (ii) February 3, 2003, provided that the BCH Option will not expire prior to January 15, 2003. If the BCH Option is exercised, BCE and Ameritech Trust will enter into a new shareholders' agreement governing their shareholdings in BCH providing BCE with the option to purchase the BCH Option Shares at the fair market value of such shares, restrictions on the transfer by Ameritech Trust of the BCH Option Shares, and first refusal and drag-along rights in favour of BCE. In addition, Ameritech Trust will not have any consultation rights, veto rights or the right to nominate directors pursuant to such shareholders' agreement.

To partially fund the arrangements described above, BCE has arranged, through Bank of Montreal, a two-year non-revolving bank facility for CDN$3,300,000,000 with a syndicate of North American banks.

Item 6 – Reliance on Subsection 75(3) of the Ontario Securities Act or Equivalent Provisions

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Senior Officer

Marc J. Ryan
Corporate Secretary
(514) 870-8071

Martine Turcotte
Chief Legal Officer
(514) 870-4637

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Montréal, Québec this 4th day of July, 2002

BCE INC.

by (signed) Martine Turcotte

Name: Martine Turcotte

Title: Chief Legal Officer

BCE
Bell Canada Enterprises

News Release

For Immediate Release

BCE TO OWN 100 PER CENT OF BELL CANADA

- *Repurchase price negotiated at CDN$6.32 billion*
- *Financial guidance maintained for 2002*
- *Annual dividend of $1.20 unchanged*

Montréal (Québec) June 28, 2002 – BCE Inc. today announced that it has reached a negotiated agreement with SBC Communications Inc. of San Antonio, Texas, that will lead to the repurchase of SBC's 20 per cent interest in Bell Canada for CDN$6.32 billion.

Michael Sabia, President and Chief Executive Officer of BCE said: "The decision to regain full ownership of Bell Canada indicates our confidence in the company and the opportunities we see for the future. We will go forward as a strong Canadian company in full control of our future."

Under the terms of the agreement, the initial payment for the purchase of approximately 4 per cent, will be valued at CDN$1.33 billion and close June 28, 2002. SBC will acquire, by way of private placement, $250 million of BCE common equity on July 15, 2002. BCE will exercise its right to purchase the remaining approximately 16 per cent valued at CDN$4.99 billion, on or before January 3, 2003, at BCE's discretion for consideration that may include notes, cash and up to $250 million of BCE common stock. A subsidiary of Ameritech Corporation, now owned by SBC Communications, had purchased a 20 per cent interest in Bell Canada in June 1999, for CDN$5.1 billion.

"We believe the purchase price represents fair value to both companies. BCE can finance the repurchase while maintaining the financial strength of our balance sheet and the integrity of our capital structure. Most importantly, we will complete the repurchase within our 2002 financial guidance while maintaining our current dividend," added Mr. Sabia.

BCE will also purchase, at face value, on or before December 31, 2004, CDN$314 million of inter-company notes previously purchased by SBC as part of the privatization of Bell Mobility.

Interim financing for the transaction is as follows:

- BCE has arranged through Bank of Montreal, a two-year bank facility for CDN$3.3 billion with a syndicate of North American banks.
- BCE can issue promissory notes to SBC up to a total of CDN$3.5 billion, for a period of up to 18 months from the issue date.

BCE intends to secure permanent financing for this transaction as follows:

- A common equity issue in the range of CDN$1.0 billion and CDN$1.5 billion in addition to the private placements to SBC of up to CDN$500 million.
- Public debt issues in the range of CDN$2.0 billion to CDN$2.5 billion.
- Partial proceeds from a sale or securitization of Bell Canada's directories business. A substantial amount of the proceeds will remain at Bell. Depending on the option implemented, BCE will access, at fair value from Bell, between CDN$1.0 billion to CDN$2.0 billion.

(Editor's Note: See more details in "Transaction Overview" backgrounder.)

Following a review of these transactions with the rating agencies, BCE expects that it will maintain strong investment grade credit ratings in line with its financial objectives of maintaining financial flexibility and a strong balance sheet.

"Gaining full ownership of our core asset is another major step for BCE's ongoing efforts to diminish uncertainty and focus our operations," said Michael Sabia, "We now have greater flexibility to manoeuvre and we will continue to regularly assess our strategy to maintain momentum and build value."

SBC and Bell Canada intend to continue their on-going cooperation in numerous areas which may include traffic, specialized services, joint purchasing and exchange of technology.

Concluded Mr. Sabia, "We have enjoyed a positive and beneficial relationship with SBC and we are pleased that this relationship will continue in the future."

This press release does not constitute an offer of any securities for sale.

About BCE

BCE is Canada's largest communications company. It has 23 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand.

BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry — CTV, Canada's leading private broadcaster, The Globe and Mail, Canada's National Newspaper and Sympatico-Lycos, the leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

—30—

Call with Financial Analysts

BCE will hold a conference call with financial analysts beginning at 11:00 a.m. today. Media are welcome to join the call on a listen-only basis. To participate, please dial (416) 405-9328 or via an audio webcast from our Web site at www.bce.ca.

A replay of the conference call with analysts can be heard between 1:00 p.m. on Friday June 28, 2002 and 1:00 p.m. on Friday, July 5, 2002. To access the replay facility, dial (416) 695-5800 - access code: 1204806. The audio webcast will also be archived over the same period on BCE's Web site.

Call with Media

BCE will also hold a conference call with the media beginning at 12:45 p.m. today. To participate, please dial 1-800-387-6216 or via an audio webcast from our Web site at www.bce.ca.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release constitute forward-looking statements and are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in these statements may differ materially from actual results or events. These statements do not reflect the potential impact of any dispositions, mergers, acquisitions or other transactions that may be announced or completed after the date hereof.

Other factors that could cause results or events to differ materially from current expectations include, among other things: the failure to close the announced transaction with SBC Communications Inc. or the bank facility; the possibility of further deterioration in the state of capital markets and the telecommunications industry; the risk that BCE may not be able to carry out the expected debt or equity financings in the capital markets at attractive rates; the risk of credit rating downgrades; the ability to dispose of or otherwise monetize assets or realize tax loss monetizations; the duration and extent of the economic downturn; current negative trends in global market and economic conditions which impact the demand for, and costs of, products and services; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; the rate of decline of prices for data and voice services; the BCE group companies' ability to develop financial, management and operating controls to manage costs and rapid change; uncertainty as to whether BCE Inc.'s strategies will yield the expected benefits, synergies and growth prospects; the intensity of competitive activity, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and network capacity; the level of expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service; the availability and cost of capital required to fund capital and other expenditures; the Internet economy growing at a slower pace than is currently anticipated; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; stock market volatility; the availability of, and ability to retain, key personnel; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings, including the fact that the

CRTC price caps decision is subject to appeal; the ability of BCE Emergis Inc. to successfully implement its plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs; and the final outcome of pending or future litigation.

For additional information with respect to certain of these and other factors, refer to BCE Inc.'s filings with the U.S. Securities and Exchange Commission under Forms 40-F and 6-K and to BCE Inc.'s filings with the Canadian securities commissions. The forward-looking statements contained in this press release represent the expectations of BCE Inc. as of June 28, 2002 and, accordingly, are subject to change after such date. However, BCE Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:
Don Doucette
Communications
(514) 786-3924
Web site: www.bce.ca

George Walker
Investor Relations
(514) 870-2488

BCE
Bell Canada Enterprises

SBC - BELL 20% REPURCHASE BY BCE
Background Information: Transaction Overview

OVERVIEW

DATE	TRANSACTION	AMOUNT
June 28, 2002	Acquisition of 4.2% stake in Bell Canada Holdings	$1.33 billion payable on July 15, 2002
On or before January 3, 2003 (at BCE's option)	Remaining 15.8% stake in Bell Canada Holdings acquired	$4.99 billion
	TOTAL	**$6.32 billion**

On or before December 31, 2004	Equity-settled notes to be purchased	$314 million

INTERIM FINANCING PLAN

DATE AVAILABLE	TRANSACTION	AMOUNT
July 15, 2002	Two-year bank facility	$3.3 billion
On or before January 3, 2003(at BCE's option)	SBC promissory notes	Up to $3.5 billion
	TOTAL	**$6.8 billion**

PERMANENT FINANCING STRUCTURE

TIMEFRAME	TRANSACTION	AMOUNT
July 15, 2002	Common equity issue to SBC	$250 million
On or before January 3, 2003 (at BCE's option)	Common equity issue to SBC	Up to $250 million
Target 2002	Common equity issue to public	$1.0 to $1.5 billion
3rd quarter, 2002	Directories Transaction	$1.0 to $2.0 billion (portions of proceeds flowed to BCE)
Target 2002	Long-term public debt	$2.0 to $2.5 billion
2002 to 2004	Internally generated sources	$1.0 to $1.5 billion
	TOTAL	**$5.5 to $8.0 billion**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

Michael T. Boychuk
Corporate Treasurer

DATE: July 8, 2002